EXHIBIT 99.16

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Mark G. Stevens, P.G. and report, Resource statement on the Candelaria project dated May 24, 2001 (the “Report”), and the information contained in my Report, as described or incorporated by reference in: (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2012, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.

Dated this 7th day of March, 2013.

Very truly yours,

  /s/ Mark G. Stevens
Mark G. Stevens, P.G.